Notice of Exempt Solicitation

NAME OF REGISTRANT: Uber Technologies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Achmea Investment Management

ADDRESS OF PERSON RELYING ON EXEMPTION: Handelsweg 2, 3707 NH Zeist, Netherlands

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Dear Uber Shareholder,

We write to urge you to vote FOR Proposal #5, “Stockholder Proposal to Prepare an Independent Third-Party Audit on Driver Health and Safety” (the “Proposal”), at Uber Technologies Inc.’s (“Uber’s” or the “Company’s”) annual general meeting on May 6, 2024. The Proposal asks Uber’s Board of Directors to commission an independent third-party audit assessing the impact of Uber’s performance metrics, policies, and procedures on driver safety and health across markets and to make a report on the audit available on Uber's website.

For the reasons discussed in more detail below, we believe that Uber’s existing policies and disclosures related to driver health and safety suffer from numerous shortcomings, which the audit requested in the Proposal would address:

●	They do not consider whether Uber’s non-safety-related policies, such as those governing driver deactivation, undermine its safety policies and practices or harm drivers’ physical or mental health
●	The Civil Rights Audit Uber undertook, which was conducted by a firm with no expertise in worker health and safety, considered driver safety only as it related to gender and racial equity
●	Uber’s U.S. Safety Report presents limited, outdated data and contains no information about drivers outside the U.S.

About the Proponent

Stichting Bewaarder Achmea Beleggingspools, represented by its sole statutory director Achmea Investment Management, is an independent division of Achmea, a solid, non-listed Dutch insurance group with a cooperative tradition. It has supported pension funds in the Netherlands with tailored solutions for over 60 years. It manages assets of over €190 billion for customers including its parent balance sheet.

The Proposal

The Proposal states:

RESOLVED: Shareholders of Uber Technologies, Inc. (“Uber”) request that the Board of Directors commission an independent third-party audit on driver health and safety, evaluating the effects of Uber’s performance metrics, policies, and procedures on driver health and safety across markets.

The audit should be conducted with input from drivers, workplace safety experts, and relevant stakeholders from the regions where Uber operates and consider legislative/regulatory developments and adverse media coverage. A report on the audit, prepared at a reasonable cost omitting confidential and proprietary information, should be publicly disclosed on Uber’s website.

Threats to the Health and Safety of App-Based Drivers

Uber is the largest ride-hail company in the world by market share.1 In the fourth quarter of 2023, the Company reported having 6.8 million monthly drivers.2 Research shows that a substantial portion of gig workers, including Uber drivers, are people of color and/or immigrants.3

Attracting and retaining drivers is critical for Uber. In its most recent 10-K filing, the Company stated that “our business also depends on our ability to attract and engage Drivers, consumers, Merchants, Shippers, and Couriers, as well as contractors and consultants that support our global operations.”4 Uber acknowledged that drivers “may be unwilling to continue using our platform” if “consumers engage in criminal activity or misconduct while using our platform” and that violent crime has impacted drivers in certain regions.5

Uber drivers face a wide variety of risks related to their safety and health:

●	A 2023 study of the working conditions of app-based drivers in Chicago found that
o	79% reported feeling unsafe while driving at least once a month, with 6% reporting feeling unsafe every day;
o	62% of female drivers said they had been sexually harassed while driving;
o	75% of drivers said they had refrained from taking breaks to go to the bathroom in the past year;
o	38% indicated that a customer had inflicted physical violence on them while working;
o	40% reported suffering an injury or illness while driving;; and
o	59% percent of drivers experienced “[v]erbal violence” at the hands of a customer while driving.[6]
●	Results of a recent survey of app-based drivers in 35 states and the District of Columbia (the “national driver survey”) found that over two-thirds of drivers had been “threatened, harassed, or assaulted in the last year.” [7]
●	By manually searching police reports and news articles, which do not provide a full picture, the nonprofit newsroom The Markup tracked 200 carjackings and attempted carjackings of gig drivers in 2021, and 92 in the first seven months of 2022. Twenty-eight drivers were killed. Ride-hail drivers were the victims of the vast majority of these crimes. The July 2022 article reporting on the data related that police departments in Chicago, Oakland, and Minneapolis have warned that ride-hail drivers have been targeted for carjacking.[8]

1 https://secondmeasure.com/datapoints/rideshare-industry-overview/

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/1543151/000155278124000177/e24048_uber-def14a.htm, at 41

3 https://www.pewresearch.org/short-reads/2021/12/15/racial-and-ethnic-differences-stand-out-in-the-u-s-gig-workforce/; https://www.theguardian.com/commentisfree/2020/oct/29/uber-lyft-racist-business-model-prop-22

4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1543151/000154315124000012/uber-20231231.htm, at 8

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1543151/000154315124000012/uber-20231231.htm, at 18

6 https://lep.illinois.edu/wp-content/uploads/2023/01/PMCR-ILEPI-Quality-of-the-Gig-FINAL.pdf, at ii, 18, 20-21

7 https://thesoc.org/wp-content/uploads/2023/04/SOC_RideshareDrivers_rpt-042023.pdf, at 3 and 7

8 https://themarkup.org/working-for-an-algorithm/2022/07/28/more-than-350-gig-workers-carjacked-28-killed-over-the-last-five-years

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Uber’s instructions.

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●	Examples of U.S. Uber drivers being murdered while driving include:
o	In March 2024, an Ohio Uber driver was shot and killed after she was sent to the alleged murderer’s house to retrieve a package by a person who (unbeknownst to her) was attempting to scam the accused killer.[9]
o	In February 2024, a 25-year-old Uber driver in Dallas, TX was shot while driving, causing him to crash into a house.[10]
o	An Edmonds, WA Uber driver was shot and killed by a pedestrian in January 2024.[11]
o	A passenger fatally shot an Uber driver she incorrectly thought was kidnapping her to Mexico from El Paso, Texas in 2023.[12]
o	An Uber driver was shot to death by a passenger who used his girlfriend’s account to order the ride in Monroeville, PA in 2022.[13]
●	Outside the U.S., app-based drivers are also facing unsafe conditions. Examples include:
o	The International Labour Organization reports that 83% of ride-hail drivers and 89% of delivery workers globally “reported having safety concerns about their work, often relating to road safety, theft and physical assault.”[14]
o	An Uber driver in Cancun was shot by would-be carjackers after picking up two passengers at a hotel.[15]
o	In Brazil, a gang leader had four Uber drivers tortured and killed because his mother’s Uber ride had been cancelled[16] and an Uber driver survived a robbery and attempted murder only after pretending to be dead and being thrown into a river.[17]
o	In India, the Indian Federation of App-based Transport Workers (IFAT) released a report based on a survey of over 2000 drivers that revealed that nearly 70% of drivers had been confronted by a violent passenger in the last 12 months. The report notes that some encounters have even been fatal.[18]
o	Drivers in South Africa pointed to lack of safety equipment as among the reasons they were unionizing. One driver said “As drivers, we are having to find our own way to survive by contributing money for funerals, forming our own security teams to guard against bike theft, and doing cash stokvels [community-based savings schemes] to assist each other in the case of robberies, sickness, or accidents. Uber must be pushed to play its part and that’s where a union comes in.”[19]

9 https://www.theguardian.com/us-news/2024/apr/15/ohio-man-charged-fatal-shooting-uber-driver

10 https://www.nbcdfw.com/news/local/police-find-man-shot-dead-after-responding-to-dallas-car-crash/3467330/

11 https://www.fox13seattle.com/news/he-didnt-get-a-chance-to-live-his-life-family-mourns-death-of-uber-driver-shot-killed-in-edmonds

12 https://www.nbcnews.com/news/us-news/passenger-shot-killed-uber-driver-believed-was-taking-mexico-police-sa-rcna90901

13 https://triblive.com/local/dash-cam-video-from-before-uber-drivers-killing-in-monroeville-can-be-used-in-court-judge-rules/

14 https://www.ilo.org/wcmsp5/groups/public/---dgreports/---dcomm/---publ/documents/publication/wcms_771749.pdf

15 https://www.theyucatantimes.com/2024/03/uber-driver-attacked-by-armed-men-in-cancun/amp/

16 https://nypost.com/2019/12/20/gangster-tortured-and-killed-drivers-over-canceled-uber-ride-official/

17 https://www.dailymail.co.uk/news/article-9827549/Uber-driver-pretended-dead-river-Brazil-four-teens-threw-bridge.html

18https://cis-india.org/raw/ifat-itf-protecting-workers-in-digital-platform-economy-ola-uber-occupational-health-safety-report

19 https://restofworld.org/2023/uber-eats-drivers-unionizing-south-africa/

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Uber’s instructions.

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o	Fifty-five percent of app-based drivers in Australia said they had “experienced threatening or abusive behavior” and 36% reported experiencing “physical health issues or injuries from the work.” Forty-three percent said being “abused or assaulted by a customer” was a significant concern.[20]
●	Muscle and joint pain is common among ride-hail drivers, with a 2020 study finding that 37% of them reported having such pain in the seven days before they completed the survey. Pain was associated with driving more hours per week.[21] Sixty-nine percent of the ride-hail drivers surveyed in the 2023 Chicago-based study said that they “experience pain at least a few times a month because of their app-based driving.”[22]

The Impact of App-Based Platforms’ Policies on Driver Health and Safety

There is reason to believe that the policies of app-based ride-hail platforms affect driver safety and well-being. Drivers have related being deterred from reporting incidents because of the Company’s policies and procedures.

Results of the national driver survey indicated that concern over deactivation—temporary or permanent suspension from the app—stemming from lower ratings or canceled rides caused the majority (59%) of driver decisions to continue rides they considered unsafe.23 That policy undermines Uber’s assurances that drivers can cancel a ride they believe is unsafe.

Additionally, reporting from Insider showed that the Company has tracked drivers’ cancellation and acceptance rates and penalized them for canceling or failing to accept rides.24 Indeed, a driver’s account could be deactivated if the driver cancels too many rides. Uber can also temporarily deactivate drivers’ accounts while investigating a safety complaint.25 Publicly released data from the California Public Utilities Commission about rideshare safety incidents shows that Uber deactivated or waitlisted (suspended) the driver in every single case—even when the passenger was also deactivated—suggesting that drivers may face consequences for reporting passenger misconduct.26 As a Maryland federal court memorandum noted, “Drivers are theoretically free to reject any ride they would like, but those attempting to make a living understand the precarious nature of that freedom in the face of a power imbalance and information asymmetry favoring Uber.”27

20 https://mckellinstitute.org.au/wp-content/uploads/2023/03/McKell-Tough-Gig-Report.pdf, at 22-23

21 https://journals.lww.com/joem/fulltext/2020/05000/acute_musculoskeletal_pain_reported_among.19.aspx

22 https://lep.illinois.edu/wp-content/uploads/2023/01/PMCR-ILEPI-Quality-of-the-Gig-FINAL.pdf, at 17

23 https://thesoc.org/wp-content/uploads/2023/04/SOC_RideshareDrivers_rpt-042023.pdf, at 3-4; see also https://ellenmaceachen.ca/wp-content/uploads/2019/07/Driving-for-Uber-Occupational-Health-and-Safety-Conditions_Final-Report-July-15-20192.pdf, at 35

24 https://www.businessinsider.com/leaked-charts-show-how-ubers-driver-rating-system-works-2015-2

25 https://www.uber.com/us/en/drive/safety/deactivations/

26Data available under “Assaults & Harassment” indicates that drivers were deactivated in every instance of reporting. “TNC Data Portal,” California Public Utilities Commission, last accessed April 17, 2024. https://www.cpuc.ca.gov/regulatory-services/licensing/transportation-licensing-and-analysis-branch/transportation-network-companies/tnc-data-portal.

27 https://www.datocms-assets.com/64990/1686088796-gig-safety-now_06-2023.pdf, at 7

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Uber’s instructions.

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Additionally, though the resolution does not claim that drivers do not have the ability to report an incident, Uber’s investigative process is broken according to people who have worked as investigators: “Investigators are there first to protect Uber; and then next to protect the customer…[their] job is to keep the tone of…conversations with…drivers so that Uber is not held liable.”28

The threat of deactivation due to a poor rating can also promote dangerous driving. Uber explicitly states that if drivers fall below a certain customer rating, they may be deactivated.29 In 2023, drivers reported negative customer complaints as the leading cause for deactivation.30 In a Canadian study, app-based drivers reported feeling pressure to speed or engage in other unsafe driving practices requested by passengers, to avoid a low rating.31 An astonishing 51% of Australian app-based drivers agreed with the statement, “I have felt pressure to rush or take risks to make enough money or protect my job.”32

Drivers report that the deactivation process followed by ride-hail platforms is often arbitrary and opaque. The driver rating that triggers deactivation is not known to drivers, which means that deactivation can come as a surprise.33 Thirty percent of deactivated drivers report not being given a reason for the action, and 40% did not receive sufficient information to appeal. Drivers described platforms declining to view video evidence offered to disprove customer complaints or to even hear their side of the story.34 Drivers of color experience deactivation more often than white drivers and report being deactivated following complaints by customers who made racist remarks.35 Nearly half of app-based cab drivers in India reported being “extremely affected” by the threat of deactivation.36

Deactivation is not a rare occurrence: Two-thirds of surveyed California drivers, and 69% of drivers of color, had experienced deactivation.37 It can have serious consequences for drivers, with 86% experiencing financial hardship, 18% losing their cars, and 12% losing their homes, following deactivation.38 Fifty-nine percent of deactivated drivers have feelings of depression and 57% report feelings of anxiety.39 One California driver described his distress upon being deactivated: “It had a big impact on my life. I didn’t know how I was going to survive. I am a full time Uber driver and diamond driver. I wasn’t sleeping. I was overwhelmed on what to do and constantly trying to figure out how I could get their attention.”40

28https://www.washingtonpost.com/technology/2019/09/25/ubers-investigations-unit-finds-what-went-wrong-rides-its-never-companys-fault/

29https://www.uber.com/us/en/drive/safety/deactivations/#:~:text=A%20driver%20or%20delivery%20person%20can%20lose%20access%20to%20 part,average%20rating%20in%20their%20city

30https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 20

31 https://ellenmaceachen.ca/wp-content/uploads/2019/07/Driving-for-Uber-Occupational-Health-and-Safety-Conditions_Final-Report-July-15-20192.pdf, at 33-34

32 https://mckellinstitute.org.au/wp-content/uploads/2023/03/McKell-Tough-Gig-Report.pdf, at 22

33 https://ellenmaceachen.ca/wp-content/uploads/2019/07/Driving-for-Uber-Occupational-Health-and-Safety-Conditions_Final-Report-July-15-20192.pdf, at 32

34 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 15-16, 19-21

35 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 22

36 https://indianexpress.com/article/cities/bangalore/poor-work-culture-taking-a-toll-on-mental-health-of-99-cab-drivers-delivery-staff-in-india-survey-9217449

37 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 4

38 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 18

39 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 18

40 https://drive.google.com/file/d/14IGxN3YUJuMSf50tm1t9J5So28aEYw9i/view, at 17

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Uber’s instructions.

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The low pay and precarity associated with app-based driving—14% earned less than the federal minimum wage, and 64% earned less than $15 per hour, according to a 2022 study of U.S. drivers41—spur drivers to take actions that put their health and safety at risk. A USA Today article reported that low pay leads some drivers to work for long hours until they are fatigued, which increases the risk of an accident. Incentives offered by Uber, such as bonuses for providing a specific number of rides in a set time, as well as possible penalties for not completing enough rides, can also convince drivers to drive for longer than is safe.42 Thirty-one percent of Indian app-based cab drivers surveyed reported working more than 10 hours per day.43

It is important to note that there is insufficient data with which to assess the prevalence of violent crimes against ride-hail drivers in the U.S. or globally. A February 2024 report by the U.S. Government Accountability Office (“GAO”) noted:

Federal agencies, selected ridesourcing and taxi companies, and selected state and local regulators collect some data on assaults in the ridesourcing and taxi industries. However, due to the varied intended uses of the collected data, differing definitions and codes, and other factors, the available data are not comparable or are not complete for the purpose of understanding the extent of assaults against ridesourcing and taxi drivers and passengers.44

In particular, the GAO report identified underreporting, especially of sexual assaults, and the lack of coverage of self-employed drivers—like the drivers who use Uber’s platform—in data repositories as challenges for federal data collection efforts.45

41 https://www.epi.org/publication/gig-worker-survey/

42 https://www.usatoday.com/story/money/cars/2017/07/10/some-uber-drivers-work-dangerously-long-shifts/103090682/

43 https://indianexpress.com/article/cities/bangalore/poor-work-culture-taking-a-toll-on-mental-health-of-99-cab-drivers-delivery-staff-in-india-survey-9217449

44 https://www.gao.gov/assets/d24106742.pdf, at 8

45 https://www.gao.gov/assets/d24106742.pdf, at 13

This communication is not a solicitation of proxy authority and no proxy cards will be accepted. Vote your proxies in accordance with Uber’s instructions.

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Drivers have protested, demanding that Uber take action to make driving safer. In February 2024, drivers for Uber, Lyft and Doordash in 10 cities carried out a one-day strike, demanding higher pay and verification to eliminate fake accounts.46 A May 4, 2023 driver strike in six large cities focused on safer working conditions, in addition to pay; one driver interviewed for a newspaper article about the strike remarked that “Unfortunately, many, many drivers, including me, have faced harassment and mistreatment from riders. Because we’re worried about being deactivated, or because we need the money, we accept and complete rides even when we don’t feel entirely safe.” 47 Following a 2022 court ruling that four drivers were Uber employees rather than independent contractors,48 hundreds of Uber drivers in New Zealand chose to unionize in order to, among other things, improve driver health and safety.49

Uber’s Current Programs and Disclosures Fall Far Short of What the Proposal Requests

Uber’s health and safety initiatives, and related disclosures, suffer from a variety of shortcomings that prevent them from accomplishing the goal of the Proposal to obtain a full picture of how Uber’s policies and practices affect driver health and safety. Uber points to its U.S. Safety Report and safety programs, adding that they were “developed with input and validation from independent, third-party experts.” The Company also highlights that it “currently is focused on implementing the recommendations of a Civil Rights Assessment.” Finally, Uber touts its “continued investment in technology and the many safety measures available on our platform,” including dashcam integration, rider verification processes, and driver safety education. These programs and disclosures, even taken together, do not obviate the need for the audit requested in the Proposal:

●	Uber’s statement in opposition contains no indication that the Company has evaluated the extent to which the effectiveness of its safety programs is undermined by other Company policies and practices, which the audit sought in the Proposal would address. As discussed above, the threat of deactivation—including triggering of the deactivation process by poor passenger reviews that may reflect a driver’s safety-related decisions or refusal to tolerate abuse—looms large in drivers’ minds. The audit requested in the Proposal would examine the impact of Uber policies that are not explicitly safety oriented on drivers’ decisions related to health and safety, allowing Uber to identify policies and practices that undermine its safety-related efforts.
●	Similarly, Uber references no programs addressing the health component of “health and safety” in its statement in opposition. The mental and physical health consequences of Uber’s policies that incentivize longer amounts of time driving, which receive no attention in Uber’s statement in opposition, would be analyzed in the requested audit.
●	The U.S. Safety Report Uber touts was prepared by the Company, not an independent third party.[50] It reports data only on “critical safety incidents,” which are defined to include fatal motor vehicle accidents, fatal physical assaults, and sexual assault.[51] The Safety Report is also outdated: It includes data on “critical safety incidents that were reported to occur in connection with the Uber rideshare platform” between January 1, 2019 and December 31, 2020.[52] Thus, the most recent incidents covered by the Safety Report took place more than three years ago. The audit requested in the Proposal would consider current Company policies and driver health and safety information.

46 https://abc7chicago.com/uber-driver-strike-2024-lyft-doordash-chicago-ohare-airport/14422658/; https://time.com/6694830/rideshare-app-drivers-strike-valentines-day/; https://6abc.com/rideshare-driver-strike-uber-lyft-valentines-day/14422863/

47 https://www.dailynews.com/2023/05/04/uber-lyft-drivers-protest-low-wages-and-unsafe-work-conditions/; see also https://www.denverpost.com/2023/05/04/uber-lyft-drivers-protest-working-conditions-photos/

48 https://www.stuff.co.nz/business/129692946/employment-court-rules-four-uber-drivers-are-employees

49 https://www.stuff.co.nz/business/131210436/uber-drivers-to-begin-collective-bargaining-after-landmark-court-ruling

50 We note that Uber’s methodology for analyzing fatal motor vehicle crashes was validated by the Governors Highway Safety Association. Safety Report, available at https://uber.app.box.com/s/vkx4zgwy6sxx2t2618520xt35rix022h, at 42. The Safety Report’s other references to audit or auditors denote internal auditors and the internal audit function. See, e.g., Safety Report, at 45-46.

51 Safety Report, at 9

52 Safety Report, at 30

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●	The Safety Report is limited to the U.S. market, so it is not responsive to the Proposal’s request for reporting across markets.
●	Uber argues that steps taken to implement recommendations contained in its recently-completed independent Civil Rights Assessment (“CRA”), conducted by the law firm of Covington & Burling (“Covington”), promote driver health and safety. The CRA differs from the audit sought by the Proposal in several important ways:
o	The CRA’s purpose differed from that of the audit sought in the Proposal: It aimed to “assess the company’s efforts to promote civil rights and diversity, equity, and inclusion (DEI) and to make recommendations for additional actions the company could take to achieve its civil rights and DEI objectives.”[53]
o	While Covington has significant experience leading racial equity audits, it does not purport to have any expertise in worker health and safety. The description of the firm’s “Litigation and Investigations”[54] practice makes no mention of investigating health and safety violations, advising on health and safety issues, or representing companies in health and safety-related enforcement actions or investigations. The description of the “Employment”[55] area of the firm’s “Regulatory and Public Policy” practice, which identifies numerous subjects of expertise--including employment discrimination, “collective employment rights,” class action litigation, non-compete agreements, sexual harassment, and compensation plans--is silent regarding health and safety.
o	The Proposal asks that workplace safety experts be consulted in connection with the requested audit. No workplace safety expert was identified or referenced in the CRA report.
o	Covington stated explicitly that the CRA was limited to Uber’s civil rights and DEI performance in the United States,[56] but the Proposal requests an audit covering the effect of Uber’s policies on driver health and safety across markets. Given Uber’s global footprint, that shortcoming is significant.
o	The substance of the CRA report does not track the Proposal’s request, which is unsurprising given the civil rights lens of the CRA. Sexual violence against female riders and drivers is discussed in some detail, but not other types of violent crime, which reflects the CRA’s focus on gender justice[57] rather than worker health and safety more generally. The safety section of the CRA report addresses rider safety in addition to driver safety; at times, the shifting terminology among “drivers,” “users” and “riders” makes it difficult to identify who is being referenced.
o	The CRA’s recommendation that Uber should “consult with experts to identify, consider, and address the specific safety concerns of other potentially vulnerable user populations, including drivers of color” does not encompass all drivers and illustrates the civil rights and DEI orientation of the CRA.

53 CRA Report, at 1, available at https://s23.q4cdn.com/407969754/files/doc_governance/2023/Uber-CRA-Report-August-2023.pdf

54 https://www.cov.com/en/practices-and-industries/practices/litigation-and-investigations

55 https://www.cov.com/en/practices-and-industries/practices/regulatory-and-public-policy/employment

56 CRA Report, at 4

57 See CRA Report, at 6

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The health and safety audit recently undertaken by Dollar General in response to a shareholder proposal provides a useful contrast with Uber’s initiatives and disclosures. Dollar General has experienced significant challenges related to worker safety, including Occupational Safety and Health Administration citations and inclusion in OSHA’s Severe Violator Enforcement Program.58 Unlike any of the efforts to which Uber points, Dollar General’s audit59:

●	Was conducted by an independent law firm with an “extensive workplace safety practice”[60]
●	Was informed by an independent safety consultant hired by the auditor[61]
●	Reviewed an extensive array of documents, including “standard operating procedures (including, but not limited to, those related to inventory management, store maintenance and criminal activity deterrence and response), employee handbooks, staffing guidance, [and] store and district manager training”[62]
●	Interviewed employees across the company[63]
●	Made in-person site visits to 12 randomly selected stores[64] and
●	Assessed employee knowledge and understanding of company policies[65]

We urge shareholders to vote FOR Proposal #5 and an independent worker health and safety audit. If you have any questions or need additional information, please contact Frank Wagemans at Frank.Wagemans@achmea.nl.

58 https://www.osha.gov/news/newsreleases/region5/01232023

59 The report on Dollar General’s audit (the “DG Audit Report”) is available at https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/Dollar_General_Safety_Audit_2024.pdf

60 DG Audit Report, at 4

61 DG Audit Report, at 4

62 DG Audit Report, at 5

63 DG Audit Report, at 5

64 DG Audit Report, at 5

65 DG Audit Report, at 9

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